Holland, Johns & Penny, l.l.p.

(A REGISTERED LIMITED LIABILITY PARTNERSHIP OF PROFESSIONAL CORPORATIONS)

Attorneys at Law

306 West Seventh Street, Suite 500

Fort Worth, Texas 76102-4982

J. Walker Holland, P.C.	Telephone (817) 335-1050
Margaret E. Holland, P.C.	Metro (817) 429-9463
George T. Johns, P.C.	Fax (817) 332-3140
William M. Penny, Jr., P.C.*	Email meh@hjpllp.com

*Board Certified-Estate Planning and Probate
Of Counsel	**Board Certified-Civil Trial
Douglas R. Hudman**	Texas Board of Legal Specialization
Matthew R. Hudman

June 28, 2013

U.S. Securities and Exchange Commission	VIA EDGAR

Attn: Ryan Adams

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Numbeer, Inc.

Form 8-K

Filed May 23, 2013

File No. 000-54357

Ladies and Gentlemen:

Numbeer, Inc. (the “Company”) confirms that it is in receipt of a comment letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission, dated June 19, 2013, regarding the above-referenced filing of the Company.

The Comment Letter requests that the Company respond within ten (10) business days or advise the Staff when the Company will respond. The Company believes it will need until July 24, 2013 in order to fully respond to the Comment Letter.

The Company appreciates the Staff’s willingness to allow for the additional time.

Please contact the undersigned if you have any questions regarding this letter.

Very truly yours,

/s/ Margaret E. Holland

Margaret E. Holland